April 19, 2016

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	A.M. Castle & Co.
Registration Statement on Form S-3
Filed March 22, 2016
File No. 333-210334
(the “Registration Statement”)

Dear Mr. Brown:

On behalf of A.M. Castle & Co. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 14, 2016 with respect to the above-referenced filing. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

General

Comment No. 1:

Given that the New Convertible Notes have not yet been issued, please provide us with a legal and factual analysis of whether you are permitted to register the resale of your common stock prior to the issuance of the overlying New Convertible Notes. In your analysis, clarify the reasons that you believe you have met the conditions under which an issuer may file a registration statement for the resale of privately placed securities before their issuance, including the relevant factors discussed in the last paragraph of Securities Act Sections Compliance and Disclosure Interpretation 139.11.

Response:

The Company respectfully advises the Staff that it believes that it has completed a private placement of its new 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) pursuant to separate Transaction Support Agreements, each effective as of January 15, 2016 and amended and restated as of March 16, 2016 (as amended, restated, supplemented or modified from time to time, the “TSAs”) that fixed the economic terms of the issuance of the

John Dana Brown

April 19, 2016

New Convertible Notes to the various selling securityholders listed in the Registration Statement (the “Holders”). In this regard, the Company believes that its facts and circumstances are consistent with Securities Act Sections Compliance and Disclosure Interpretation (“C&DI”) 139.11.

Question 139.11 of the C&DI provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the pipe analysis applies to the convertible security, not to the underlying common stock (emphasis added). There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]”

The TSAs were entered into with the Holders, who own substantially all of the Company’s outstanding 7.00% Convertible Senior Notes due 2017 (the “Existing Convertible Notes”). The TSAs provide for the terms of exchanges (the “Exchanges”) of the Existing Convertible Notes for New Convertible Notes. The Company respectfully submits that the facts and circumstances associated with the transactions contemplated by the TSAs are consistent with the above Commission Staff guidance and the offers and sales of New Convertible Notes made thereby, which were exempt from registration under the Securities Act of 1933 under Section 4(a)(2) thereof, were completed in January 2016. The amendments to the TSAs that were effective as of March 16, 2016 dealt with the timing of the issuance of the New Convertible Notes relative to the dates of filing of the Registration Statement and the proxy statement relating to various necessary stockholder approvals and did not change any economic terms of the New Convertible Notes or the Exchanges. In any event, the execution of both the original TSAs and the amendment and restatement thereof preceded the March 22, 2016 filing date of the Registration Statement with the Commission.

Pursuant to the TSAs, the Holders became irrevocably bound to participate in the Exchanges, and the Company became irrevocably bound to issue a fixed principal amount of New Convertible Notes to such Holders in exchange for a fixed principal amount of Existing Convertible Notes. The TSAs obligate the parties to complete the Exchanges on June 30, 2016, or earlier upon (i) obtaining shareholder approval to the issuance of the common stock underlying the New Convertible Notes as required by applicable NYSE rules and (ii) the

John Dana Brown

April 19, 2016

Registration Statement being declared effective. There are no conditions relating to the market price of the Company’s securities or the holders’ satisfactory completion of its due diligence on the Company. In accordance with the above-referenced guidance, the Company respectfully notes that there are no conditions in the TSAs relating to the issuance of the New Convertible Notes that are within the Holders’ control or that the Holders can cause not to be satisfied.

Moreover, because all of the economic terms of the Exchanges and New Convertible Notes were fixed by the TSAs as of January 15, 2016, the Holders bore full market risk of their investment at the time of the filing of the Registration Statement. Specifically, for each $1,000 principal amount of Existing Convertible Notes exchanged in the Exchanges, an exchanging Holder will receive $700 principal amount of New Convertible Notes, plus accrued and unpaid interest. The TSAs also specified all economic terms of the New Convertible Notes, including the per share conversion price, coupon, maturity date and other terms of conversion. All of the terms of the Exchanges and the New Convertible Notes were therefore fixed in the TSAs and are not subject to change based on a future market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the Holders became subject to full market risk at the time the TSAs were executed.

The Company respectfully notes that, as expressly stated in the above italicized portion of C&DI Question 139.11, since the Registration Statement relates to the resale of common stock issuable upon conversion of the New Convertible Notes, the foregoing PIPE analysis relates only to the New Convertible Notes.

As noted above, the TSAs provide that the completion of the private placement of the New Convertible Notes is required to occur promptly after (i) the Company obtains stockholder approval under the NYSE rules, as described in the Registration Statement and (ii) the Registration Statement is declared effective, but in any event on or prior to June 30, 2016. A special meeting of the Company’s stockholders has been scheduled for May 6, 2016 to obtain the approvals necessary under NYSE rules. Accordingly, the Company respectfully believes that the requirement, as stated in the above-referenced guidance, that the closing of the private placement of the New Convertible Notes occur within a short time after the effectiveness of the Registration Statement is also satisfied.

For all of the foregoing reasons, the Company respectfully submits that the facts and circumstances associated with the transactions contemplated by the TSAs are consistent with the above-referenced Commission Staff guidance and, therefore, the Company is permitted to register the resale of the Company’s common stock underlying the New Convertible Notes at this time.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

John Dana Brown

April 19, 2016

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5609.

Respectfully submitted,

/s/ R. Cabell Morris Jr.

R. Cabell Morris Jr.